EXHIBIT 99.1

Air Industries Group (the "Company" or "Air Industries") Announces Improved Financial Operating Results and Positive EBITDA for the First Quarter of 2017

GlobeNewswire•May 30, 2017

HAUPPAUGE, N.Y., May 30, 2017 (GLOBE NEWSWIRE) -- Air Industries Group (NYSE MKT:AIRI) – Air Industries Group (“Air Industries” or the “Company”), an integrated manufacturer of precision equipment assemblies and components for leading aerospace and defense prime contractors, announced improved financial operating results and a positive EBITDA (defined as operating loss plus depreciation and amortization) of approximately $ 500,000 for the first quarter ended March 31, 2017.

Management will be conducting a conference call this afternoon;
Tuesday, May 30, 2017 at 4:30pm Eastern Time.

Dial-In: 1-800-967-7149
Conference Code: [248 614]

Revenue for the quarter was $16.2 million, an increase of approximately $969,000 or 6.4% from approximately $15.2 million in the prior year. Excluding AMK Welding, which was sold at the end of January 2017, revenue for the quarter increased by approximately 10%. Loss from operations was $(519,000), an improvement of approximately $ 1.1 million from a loss of $(1.6) million in the prior year. Net loss before tax was ($1.2) million, an improvement of approximately $932,000 from a loss of approximately ($2.1) million in the prior year.

The decrease in the loss from operations resulted from a significant decrease in operating costs, which offset a modest decline in gross profit from operations. Gross profit from operations was $ 2.7 million a decrease of $ (119,000) or (4.2%) from $ 2.8 million for the prior year. Operating costs were $ 3.2 million, a reduction of $(1.0) million compared to $ 4.2 million in the prior year. The decrease in operating costs resulted primarily from a reduction in corporate overhead and to a lesser degree the elimination of operating costs at AMK for two months of 2017.

Mr. Peter Rettaliata, Chief Executive Officer of Air Industries commented: “The improvements in revenue and the reduction in our loss for the first quarter are very encouraging. While our gross profit remains subdued due to production volumes that are below historical levels our cost containment program has more than compensated. We look forward to increasing revenue and improving profit in the coming quarters.”

Mr. Michael Taglich, Chairman of the Board of Air Industries commented: “The improvement in our profitability and positive EBITDA on just $ 16 million in sales is heartening. Our gross profit margin remains subdued from suboptimal through-put in our factories. As we ramp up production, the leverage in EBITDA as a percentage of sales should prove fairly dramatic. We have previously issued revenue guidance of $ 18 million for the second quarter; while this is not out of reach it is more likely that revenue for the quarter will be closer to $ 17 million.

ABOUT AIR INDUSTRIES GROUP

Air Industries Group (AIRI) is an integrated manufacturer of precision equipment assemblies and components for leading aerospace and defense prime contractors. Air Industries operates in three segments: Complex Machining of aircraft landing gear and flight controls, Aerostructures & Electronics, and Turbine & Engine products.

Certain matters discussed in this press release are 'forward-looking statements' intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, the Company's statements regarding trends in the marketplace, the ability to realize firm backlog and projected backlog, cost cutting measures, potential future results and acquisitions, are examples of such forward-looking statements. The forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the timing of projects due to variability in size, scope and duration, the inherent discrepancy in actual results from estimates, projections and forecasts made by management, regulatory delays, changes in government funding and budgets, and other factors, including general economic conditions, not within the Company's control. The factors discussed herein and expressed from time to time in the Company's filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.